SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐             No ☒

Item 1.	MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) hereby announces that the registration of its merger public deed with the commercial registry of Cantabria, Spain has been accepted as of January 18, 2018, with retroactive effect to December 27, 2017 (the “Merger”). Under the terms of the Merger, Banco Santander has acquired by absorption certain of its wholly-owned finance subsidiaries, including Santander Issuances, S.A. Unipersonal (“Santander Issuances”), Santander Finance Preferred S.A. Unipersonal (“Santander Finance”) and Santander Commercial Paper, S.A. Unipersonal (“Santander CP”). The terms of the Merger have been approved by the Boards of Directors of each of Banco Santander, Santander Issuances, Santander Finance and Santander CP.

EXPLANATORY NOTE

In connection with the above-referenced Merger, all of the rights and obligations of Santander Issuances under the Subordinated Debt Securities Indenture dated November 19, 2015 (as further amended and supplemented by the First Supplemental Indenture dated as of November 19, 2015) (as so amended, the “Indenture”) with respect to Santander Issuance’s 5.179% Fixed Rate Subordinated Debt Securities due 2025 are transferred en bloc, as a matter of Spanish law, to Banco Santander. In addition, pursuant to the terms of the Second Supplemental Indenture dated as of December 26, 2017, Banco Santander has assumed all of the obligations of Santander Issuances under the Indenture and the 5.179% Fixed Rate Subordinated Debt Securities due 2025.

Item 2.	Exhibits

Exhibit No.	Description

4.1	Second Supplemental Indenture to the 5.179% Fixed Rate Subordinated Debt Securities Indenture between Santander Issuances, as Original Issuer, Banco Santander, S.A., as Successor Issuer and The Bank of New York Mellon acting through its London Branch, as Trustee, dated as of December 26, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 18, 2018	By:	/s/ Eduardo Otero
Name: Eduardo Otero
Title: Authorized Signatory